Exhibit 99.1

X3 Holdings Unveils Global Headquarters in Singapore and Corporate Rebranding

Singapore, January 29, 2024 /PRNewswire/ - X3 Holdings Co., Ltd. (Nasdaq: XTKG) (“X3 Holdings” or the “Company”), a global provider of digital solutions and technology services spanning diverse industries, is excited to announce the full operation of its global headquarters in Singapore and its rebranding of Powerbridge Technologies to X3 Holdings.

Effective January 30, 2024, the Company has undergone a transformation, changing its corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. The Nasdaq stock symbol has also transitioned from PBTS to XTKG.

This change reflects the Company’s evolving global expansion strategy and its commitment to broader technological and business horizons.

A New Era of Technological Innovation

Founded in 1997, X3 Holdings has evolved into a global multi-industry digital solutions and technology services provider. Since its inception, the Company has been at the forefront of software and technology innovation, offering solutions and services in various industries and domains, including cloud computing, artificial intelligence, and enterprise software. The rebranding to X3 Holdings symbolizes a renewed focus on integrating cutting-edge technologies across a wider spectrum of industries.

Expanding Business Horizons

The decision to rebrand aligns with the Company’s vision to expand its scope of business to target global markets. The Company excels in diversified business segments, including global trade digital technologies, bitcoin cryptomining operations, renewable energy projects, and agriculture technologies and trading. The Company has established a significant presence in these high-growth industries, with a global footprint spanning Asia, the Middle East, and Europe.

Commitment to Quality and Excellence

X3 Holdings has reached an opportunity to grow its brand further by continuously offering innovative solutions which validated its market position. The Company will continue its growth with a name describing the diverse aspects of its business. While the Company’s brand identity is changing, its commitment to delivering quality and reliable solutions remain unwavering. X3 Holdings will continue to support existing products and customers while exploring new opportunities and partnerships.

Global Expansion and Growth Strategy

The inauguration of the Singapore headquarters and the rebranding of X3 Holdings signify crucial steps in the Company’s aggressive yet prudent global expansion and growth strategy across its diversified business segments in digital technologies, cryptomining operations, renewable energy, and agriculture technologies. Singapore, with its strategic location, global business environment, and access to international talents, serves as the ideal hub for X3 Holdings’ future growth.

Stewart Lor, Chief Executive Officer of X3 Holdings, expressed his optimism: “X3 Holdings represents our growth and transformation over the years. I am delighted to witness the launch of our global headquarters in Singapore, accompanied by the execution of our corporate name and ticker changes. This marks a pivotal moment for the Company as we continue to advance our global expansion plan. I have every confidence that this strategic move will accelerate our growth trajectory, delivering enhanced value to our investors.”

About X3 Holdings

X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements; specifically, the Company’s statements regarding listing on the NASDAQ Capital Market and the IPO are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in the markets that the Company operates and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

X3 Holdings Co., Ltd.

Email: ir@x3holdings.com

Website: www.x3holdings.com